UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Republic First Bancorp, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

760416107
(CUSIP Number)

June 24, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[   ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760416107	Schedule 13G	Page 2 of 10

1		NAMES OF REPORTING PERSONS The Evergreen Trust B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,019,438 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,019,438 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,438 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)
___________________
(1)	See Item 4.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on the sum of (i) 25,972,897 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to the Reporting Person by the Issuer, and (ii) 461,538 shares issuable upon the conversion of 3,000 trust preferred securities of Republic First Bancorp Capital Trust IV, which trust preferred securities are currently convertible.

CUSIP NO. 760416107	Schedule 13G	Page 3 of 10

1		NAMES OF REPORTING PERSONS Brooke C. Madonna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,019,438 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,019,438 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,438 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
________________________
(1)	See Item 4.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on the sum of (i) 25,972,897 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to the Reporting Person by the Issuer, and (ii) 461,538 shares issuable upon the conversion of 3,000 trust preferred securities of Republic First Bancorp Capital Trust IV, which trust preferred securities are currently convertible.

CUSIP NO. 760416107	Schedule 13G	Page 4 of 10

1		NAMES OF REPORTING PERSONS Harry Dillon Madonna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,934
	6	SHARED VOTING POWER 2,019,438 (1)
	7	SOLE DISPOSITIVE POWER 11,934
	8	SHARED DISPOSITIVE POWER 2,019,438 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,031,372 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________
(1)	See Item 4.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on the sum of (i) 25,972,897 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to the Reporting Person by the Issuer, and (ii) 461,538 shares issuable upon the conversion of 3,000 trust preferred securities of Republic First Bancorp Capital Trust IV, which trust preferred securities are currently convertible.

CUSIP NO. 760416107	Schedule 13G	Page 5 of 10

1		NAMES OF REPORTING PERSONS Brandy C. Madonna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,795
	6	SHARED VOTING POWER 2,019,438 (1)
	7	SOLE DISPOSITIVE POWER 8,795
	8	SHARED DISPOSITIVE POWER 2,019,438 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,233 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
__________________
(1)	See Item 4.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on the sum of (i) 25,972,897 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to the Reporting Person by the Issuer, and (ii) 461,538 shares issuable upon the conversion of 3,000 trust preferred securities of Republic First Bancorp Capital Trust IV, which trust preferred securities are currently convertible.

CUSIP NO. 760416107	Schedule 13G	Page 6 of 10

1		NAMES OF REPORTING PERSONS Lucas Prewett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,019,438 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,019,438 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,438 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
_____________________
(1)	See Item 4.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on the sum of (i) 25,972,897 shares of Common Stock outstanding as of December 31, 2010, which information has been provided to the Reporting Person by the Issuer, and (ii) 461,538 shares issuable upon the conversion of 3,000 trust preferred securities of Republic First Bancorp Capital Trust IV, which trust preferred securities are currently convertible.

CUSIP NO. 760416107	Schedule 13G	Page 7 of 10

Item 1(a).	Name of Issuer:

Republic First Bancorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 South 16th Street, Suite 2400
Philadelphia, Pennsylvania 19102

Item 2(a).	Name of Person Filing:

The Evergreen Trust B
Brooke C. Madonna
Harry Dillon Madonna
Brandy C. Madonna
Lucas Prewett

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1320 North Avignon Drive
Gladwyne, Pennsylvania 19035

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

760416107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The Reporting Person is not a person or group specified in Item 3 to Schedule 13G.

CUSIP NO. 760416107	Schedule 13G	Page 8 of 10

Item 4.	Ownership.

(a)         Amount beneficially owned:  As of December 31, 2010, The Evergreen Trust B beneficially owned in the aggregate 2,019,438 shares of Common Stock, consisting of (i) 1,557,900 shares of Common Stock held by The Evergreen Trust B directly; and (ii) 461,538 shares issuable upon the conversion of 3,000 trust preferred securities of Republic First Bancorp Capital Trust IV, which trust preferred securities are currently convertible.  The co-trustees of The Evergreen Trust B are Brooke C. Madonna, Harry Dillon Madonna, Brandy C. Madonna and Lucas Prewett. The co-trustees have voting and dispositive power over the shares of the Issuer held by The Evergreen Trust B.  In addition, Harry Dillon Madonna beneficially owns 11,934 shares of Common Stock which are held directly and Brandy Madonna beneficially owns 8,795 shares of Common Stock which are held directly.

(b)           Percent of class: The response provided in Row 11 on the cover page is hereby incorporated by reference herein in response to this Item 4(b).

(c)           Number of shares as to which each Reporting Person has:

With respect to The Evergreen Trust B, Brooke C. Madonna and Lucas Prewett:

(A)	sole power to vote or to direct the vote: 0 shares of Common Stock

(B)	shared power to vote or to direct the vote: 2,019,438 shares of Common Stock

(C)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(D)	shared power to dispose or to direct the disposition of: 2,019,438 shares of Common Stock

With respect to Harry Dillon Madonna:

(A)	sole power to vote or to direct the vote: 11,934 shares of Common Stock

(B)	shared power to vote or to direct the vote: 2,019,438 shares of Common Stock

(C)	sole power to dispose or to direct the disposition of: 11,934 shares of Common Stock

(D)	shared power to dispose or to direct the disposition of: 2,019,438 shares of Common Stock

With respect to Brandy Madonna:

(A)	sole power to vote or to direct the vote: 8,795 shares of Common Stock

(B)	shared power to vote or to direct the vote: 2,019,438 shares of Common Stock

CUSIP NO. 760416107	Schedule 13G	Page 9 of 10

(C)	sole power to dispose or to direct the disposition of: 8,795 shares of Common Stock

(D)	shared power to dispose or to direct the disposition of: 2,019,438 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   [  ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

By signing below, each Reporting Person certifies that, to the best of the Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 760416107	Schedule 13G	Page 10 of 10

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011

The Evergreen Trust B

By:	/s/ Brooke C. Madonna	/s/ Brooke C. Madonna
	Brooke C. Madonna, as Trustee	Brooke C. Madonna

By:	/s/ Harry Dillon Madonna	/s/ Harry Dillon Madonna
	Harry Dillon Madonna, as Trustee	Harry Dillon Madonna

By:	/s/ Brandy C. Madonna	/s/ Brandy C. Madonna
	Brandy C. Madonna, as Trustee	Brandy C. Madonna

By:	/s/ Lucas Prewett	/s/ Lucas Prewett
	Lucas Prewett, as Trustee	Lucas Prewett

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of shares of common stock of Republic First Bancorp, Inc. shall be filed on behalf of each of the undersigned, and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13G.  Pursuant to Rule 13d-1(k)(1)(ii), each person filing this Schedule 13G is responsible for the timely filing of this Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information contained therein concerning itself, and is not responsible for the completeness or accuracy of the information concerning the other filing persons unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: May 17, 2011

The Evergreen Trust B

By:	/s/ Brooke C. Madonna	/s/ Brooke C. Madonna
	Brooke C. Madonna, as Trustee	Brooke C. Madonna

By:	/s/ Harry Dillon Madonna	/s/ Harry Dillon Madonna
	Harry Dillon Madonna, as Trustee	Harry Dillon Madonna

By:	/s/ Brandy C. Madonna	/s/ Brandy C. Madonna
	Brandy C. Madonna, as Trustee	Brandy C. Madonna

By:	/s/ Lucas Prewett	/s/ Lucas Prewett
	Lucas Prewett, as Trustee	Lucas Prewett